EXHIBIT 99.14

CONSENT OF WARDROP ENGINEERING INC.

The undersigned hereby consents to the use of their name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Thompson Creek Metals Company Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the mineral resources of the Endako Mine;

2.	The technical report entitled “Technical Report on the Endako Expansion, Central British Columbia, Canada”, dated May 29, 2007 (the “Endako Report”); and

3.

The annual information form of the Company dated March 27, 2009, which includes reference to my name in connection with information relating to the Endako Mine and the Endako Report, and the properties described therein.

WARDROP ENGINEERING
INC.

Date: March 31, 2009

/s/ G Z Mosher By: Gregory Z. Mosher, P. Geo. Title: Senior Geologist, Wardrop Engineering Inc.